

April 23, 2015

Charles R. Morrison
President and Chief Executive Officer
Wingstop Inc.
5501 LBJ Freeway, 5th Floor
Dallas, TX 75240

> **Re:** **Wingstop Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 27, 2015**
> **CIK No. 1636222**

Dear Mr. Morrison:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Overview, page 1

2. We note that your charts on page 2 reflect restaurant expansion, system-wide sales growth, domestic same store sales growth, and domestic AUV. Please include clarifying language that such charts are inclusive of both company-owned and franchised-owned stores, and provide charts for your company-owned store data for restaurant expansion, AUV, and company-owned same store sales. Please also include charts for the most-

directly comparable GAAP measures, which we assume are total revenue and net income. Please revise throughout the filing where such data and charts are presented.

3. We note your disclosure here and elsewhere in your filing of system-wide sales. Since the franchisees' sales are not your revenues and you did not generate them, please revise to include footnote disclosure indicating that system-wide sales includes combined revenue from all of your restaurants owned and those of your licensees, and that your total revenue is limited to those of company-owned restaurants and royalties from domestic and international licensed restaurants. Your discussion should be balanced by providing details of what proportions represent your revenues versus franchisees' revenues, respectively, along with the impact on your royalty revenues generated. Please revise to clarify your disclosures here and elsewhere, as applicable, throughout the filing accordingly.

4. We note from your disclosure on page ii that average unit volume, or AUV, consists of the average annual sales of all restaurants that have been open for a trailing 52-week period or longer. Please disclose how this measure is calculated, specifically indicating if the measure is calculated based on company-owned or system-wide sales which include franchisee revenue that has not been generated by you. If the measure is calculated using system-wide sales please revise to include footnote disclosure indicating that the measure is calculated using combined revenue from all of your restaurants owned and those of your licensees, and includes amount not generated by you. Your disclosure should be balanced by providing company-owned AUV. Please revise to clarify your disclosures here and elsewhere, as applicable, throughout the filing accordingly.

Principal Stockholder, page 11

5. Please summarize the material provisions of and risks relating to your agreement with Roark and its affiliates, including that following the offering four of seven directors will be employees of Roark, that your certificate of incorporation provides that the doctrine of corporate opportunity will not apply against Roark, and that funds affiliated with Roark invest in restaurant brands and other businesses that may compete against you.

Risk Factors, page 19

6. Please add a risk factor describing the risk that the exclusive jurisdiction of certain actions provision in your amended and restated certificate of incorporation may have the effect of discouraging litigation against your officers and directors. We note in this regard the last paragraph on page 120.

If we or our franchisees or licensees are unable to protect our customers' credit card, page 23

7. You state that you are expanding into online ordering and mobile application ordering and integrating these into your POS system. To the extent online ordering or integrating

online ordering into your POS system would materially affect the risk of data breach, please revise this risk factor accordingly.

Capitalization, page 45

8. We note from your disclosure in Note 17 to the audited consolidated financial statements that in March 2015 you amended and restated the senior secured credit facility and contemplate using the proceeds to repay, in part, this new credit facility. Please revise to add footnote disclosure below the Capitalization table to indicate the amount and related terms of this New Credit Facility. Also, please revise the pro forma or pro forma as adjusted column to include the fee that will be paid to Roark upon termination of the management agreement in connection with this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual obligations, page 63

9. Please revise to include a "total" column consistent with the requirements in Item 303(a)(5) of Regulation S-K.

Our Menu, page 76

10. Please clarify what makes your hand-cut, seasoned fries "award winning."

New Restaurant Development, page 79

11. We note your belief that there is opportunity for your brand to grow to approximately 2,500 restaurants across the United States. Please expand your disclosure to discuss the timing and milestones and the potential obstacles to achieving this goal.

12. We note your disclosure regarding the number of domestic and international commitments for new franchised restaurants. Please disclose what percentage of commitments have historically resulted in actual openings for both the domestic and international markets. Please also clarify what it means that you have "sold" a commitment.

Franchise and Development Agreements, page 82

13. Please expand your disclosure to summarize the material terms of the franchise agreements, other than the pricing and term provisions. Discuss, for example, the franchise operating standards, consequences of a franchisee's failure to comply with the terms of the franchise agreement and the procedures for enforcing such consequences, and any requirements for you to provide products or services to the franchisee.

Government Regulation, page 87

14. You state in the second paragraph on page 80 that your track record of consistent restaurant openings and low annual closure rates provides franchisees with access to Small Business Administration guaranteed loans. To the extent material, please describe SBA loan programs and other loan programs that your franchisees rely upon in financing new and expanded franchise locations and discuss the attendant risks if these programs were discontinued or unavailable to your franchisees and prospective franchisees.

Certain Relationships and Related Party Transactions, page 115

15. We note your disclosure that you expect to terminate the management agreement in connection with this offering and upon termination of that agreement and the consummation of this offering, Roark Capital Management will receive a payment from you. Please revise MD&A to clearly disclose the nature of the termination of this management agreement and the amount that will be paid to Roark.

Audited Financial Statements

Balance Sheet, page F-3

16. We note from your disclosure in Note 17 and elsewhere that in March 2015, you paid a cash dividend to your stockholders of $48 million. In light of the fact that this dividend is not reflected in the historical balance sheet as of December 27, 2014, please revise to include a pro forma column on your historical audited balance sheet which reflects the accrual of this distribution. See Staff Accounting Bulletin Topic 1:B.3 for guidance. Also, we note that Note 18 reflects pro forma earnings per share data to give effect to the number of shares whose proceeds would be necessary to pay this dividend. Please ensure these pro forma earnings per share amounts are disclosed on the face of the historical statement of operations on page F-4.

Notes to the Audited Financial Statements

Notes to the Financial Statements

General

17. We note from your disclosures in the filing, and in particular the table on page 78, that there have been significant changes in the franchisor-owned restaurants during the period. In light of these changes, please revise the notes to the financial statements to disclose: 1) franchises sold; 2) franchises purchased during the period; 3) franchised outlets in operation; and 4) franchisor-owned outlets in operation. Your disclosure can be similar to the table disclosed on page 78. See guidance in ASC 952-605-50-3.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Note (l) Revenue Recognition, page F-9

18. Please revise to separately disclose the amount of initial franchise fees if they are significant compared to ongoing or franchise royalties. Also, please disclose the relative contribution to net income of initial franchise fees. See guidance in ASC 952-605-50-2.

Note (m) Consideration from Vendors, page F-10

19. We note your statement that "[t]hese incentives are recognized as earned throughout the year and are classified as a reduction in cost of sales with any consideration received in excess of the total expense of the vendor's products included within Royalty revenue and franchise fees within the Consolidated Statements of Operations." Please tell us your basis for recording the excess as royalty revenue. Also, please tell us the amount of vendor consideration that has been recorded as revenue for each period in which a statement of operations has been provided.

Note (n) Advertising Expenses, page F-10

20. We note your disclosure that the revenue, expenses and cash flows of the advertising fund are not included in your consolidated statements of operations or statements of cash flows because you do not have complete discretion over the usage of the funds. Please provide us more details of the nature of this advertising fund and tell us your basis for excluding the expense related to this advertising fund from your consolidated financial statements.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Keith M. Townsend, Esq.
       King & Spalding LLP